Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-222005) and the Registration Statements on Form S-8 (No. 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273 and 333-222813) of Royal Dutch Shell plc of our reports dated March 14, 2018, with respect to the Royal Dutch Shell Dividend Access Trust Financial Statements and the effectiveness of internal control over financial reporting of the Royal Dutch Shell Dividend Access Trust, included in the Annual Report on Form 20-F for the year ended December 31, 2017.

/s/ Ernst & Young LLP

Ernst & Young LLP
London, United Kingdom
March 14, 2018

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	E26